Exhibit 99.1

Quarterly Statement Q2 2024

SAP Announces Q2 2024 Results

•	Current cloud backlog of €14.8 billion, up 28%, both at nominal and constant currencies

•	Cloud revenue up 25%, underpinned by 33% Cloud ERP Suite revenue growth, all at nominal and constant currencies

•	Total revenue up 10%, both at nominal and constant currencies

•	IFRS cloud gross profit up 29%, non-IFRS cloud gross profit up 28% and up 29% at constant currencies

•	IFRS operating profit down 11% due to restructuring expenses of €0.6 billion. Non-IFRS operating profit up 33% and up 35% at constant currencies

•	2024 financial outlook reiterated. 2025 operating profit ambition increased to reflect anticipated incremental efficiency gains from expanded transformation program in € millions, unless otherwise stated; based on SAP group results from continuing operations

1	/27

Quarterly Statement Q2 2024

Walldorf, Germany – July 22, 2024
SAP SE (NYSE: SAP) announced today its financial results for the second quarter ended June 30, 2024.

Christian Klein, CEO:

Our cloud growth momentum remained strong in Q2, with Business AI enabling many deals. We continue to execute on our transformation with great discipline, leading to an increase in our operating profit ambition for 2025. At the same time, we continue to invest into our transformation to be the leader in Business AI. Given our progress and strong pipeline, we are confident to achieve accelerating topline growth through 2027.

Dominik Asam, CFO:

We are staying squarely focused on delivering our outlook for this year. Our current cloud backlog growth during the second half of 2024, and especially in Q4 will be decisive to lay a solid foundation for our cloud revenue ambition for 2025. At the same time, we’ll continue to execute against our transformation plan to achieve our 2025 free cash flow ambition despite a mid-triple-digit million cash out for restructuring spilling into next year.

All figures in this statement are based on SAP group results from continuing operations unless otherwise noted.

Financial Performance

Group results at a glance – Second quarter 2024

	IFRS			Non-IFRS[1]

€ million, unless otherwise stated	Q2 2024	Q2 2023	∆ in %	Q2 2024	Q2 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	4,018	3,130	28	4,018	3,130	28	28
Thereof Cloud ERP Suite[2]	3,414	2,562	33	3,414	2,562	33	33
Thereof Extension Suite[3]	604	568	6	604	568	6	6
IaaS[4]	135	186	–27	135	186	–27	–27
Cloud revenue	4,153	3,316	25	4,153	3,316	25	25
Cloud and software revenue	7,175	6,505	10	7,175	6,505	10	10
Total revenue	8,288	7,554	10	8,288	7,554	10	10
Share of more predictable revenue (in %)	84	82	2pp	84	82	2pp
Cloud gross profit	3,030	2,357	29	3,043	2,368	28	29
Gross profit	6,017	5,409	11	6,029	5,432	11	11
Operating profit (loss)	1,222	1,371	–11	1,940	1,457	33	35
Profit (loss) after tax from continuing operations	918	724	27	1,278	799	60
Profit (loss) after tax[5]	918	2,982	–69	1,278	2,437	–48
Earnings per share - Basic (in €) from continuing operations	0.76	0.62	22	1.10	0.69	59
Earnings per share - Basic (in €)[5]	0.76	2.70	–72	1.10	2.40	–54
Net cash flows from operating activities from continuing operations	1,540	848	82
Free cash flow				1,291	604	>100

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

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Quarterly Statement Q2 2024

Group results at a glance – Six months ended June 2024

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q2 2024	Q1–Q2 2023	∆ in %	Q1–Q2 2024	Q1–Q2 2023	∆ in %	∆ in % const. curr.
SaaS/PaaS	7,782	6,110	27	7,782	6,110	27	28
Thereof Cloud ERP Suite revenue[2]	6,581	4,984	32	6,581	4,984	32	33
Thereof Extension Suite revenue[3]	1,202	1,126	7	1,202	1,126	7	7
IaaS[4]	299	383	–22	299	383	–22	–21
Cloud revenue	8,082	6,493	24	8,082	6,493	24	25
Cloud and software revenue	14,134	12,863	10	14,134	12,863	10	11
Total revenue	16,329	14,995	9	16,329	14,995	9	10
Share of more predictable revenue (in %)	84	82	2pp	84	82	2pp
Cloud gross profit	5,867	4,596	28	5,892	4,617	28	29
Gross profit	11,778	10,693	10	11,803	10,737	10	11
Operating profit (loss)	434	2,174	–80	3,473	2,779	25	27
Profit (loss) after tax from continuing operations	94	1,128	–92	2,223	1,667	33
Profit (loss) after tax[5]	94	3,491	–97	2,223	3,448	–36
Earnings per share - Basic (in €) from continuing operations	0.05	0.97	–95	1.91	1.44	33
Earnings per share - Basic (in €)[5]	0.05	3.12	–98	1.91	3.23	–41
Net cash flows from operating activities from continuing operations	4,297	3,160	36
Free cash flow				3,784	2,559	48

1 For a breakdown of the individual adjustments see table “Non-IFRS Operating Expense Adjustments by Functional Areas” in this Quarterly Statement.

2 Cloud ERP Suite references the portfolio of strategic Software-as-a-Service (SaaS) and Platform-as-a-Service (PaaS) solutions that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management. For additional information and historical data on Cloud ERP Suite, see SAP’s Reporting Framework.

3 Extension Suite references SAP’s remaining SaaS and PaaS solutions that supplement and extend the functional coverage of the Cloud ERP Suite.

4 Infrastructure as a service (IaaS): The major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 From continuing and discontinued operations.

Financial Highlights1

Second Quarter 2024

In the second quarter, SAP’s strong cloud momentum continued. Current cloud backlog grew by 28% to €14.81 billion and again was up 28% at constant currencies. Cloud revenue was up 25% to €4.15 billion and up 25% at constant currencies, mainly driven by Cloud ERP Suite revenue, which was up 33% to €3.41 billion and up 33% at constant currencies.

Software licenses revenue decreased by 28% to €0.2 billion and was down 27% at constant currencies. Cloud and software revenue was up 10% to €7.17 billion and up 10% at constant currencies. Services revenue was up 6% to €1.11 billion and up 6% at constant currencies. Total revenue was up 10% to €8.29 billion and up 10% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 84% in the second quarter.

Cloud gross profit was up 29% (IFRS) to €3.03 billion, up 28% to €3.04 billion (non-IFRS), and up 29% (non-IFRS at constant currencies).

IFRS operating profit in the second quarter was down 11% to €1.22 billion. The decrease was driven by restructuring expenses of €0.6 billion associated with the 2024 transformation program. Non-IFRS operating profit was up 33% to €1.94 billion and was up 35% at constant currencies. Non-IFRS operating profit growth was supported by strong revenue growth as well as disciplined execution of the 2024 transformation program.

1 The Q2 2024 results were also impacted by other effects. For details, please refer to the disclosures on page 27 of this document.

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Quarterly Statement Q2 2024

IFRS earnings per share (basic) increased 22% to €0.76. Non-IFRS earnings per share (basic) increased 59% to €1.10. The effective tax rate (IFRS) was 33.8% (Q2/2023: 33.8%) and the effective tax rate (non-IFRS) was 33.6% (Q2/2023: 33.0%). For non-IFRS, the year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring. For IFRS, the negative effects from withholding taxes were compensated mainly by changes in tax-exempt income and valuation allowances on deferred tax assets.

Free cash flow in the second quarter increased by 114% to €1.3 billion. While around €0.5 billion was paid out for restructuring, the positive development was primarily attributable to increased profitability and enhanced working capital management. For the first six months, free cash flow was up 48% to €3.8 billion.

Share Repurchase Program

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of June 30, 2024, SAP had repurchased 12,895,525 shares at an average price of €145.20 resulting in a purchased volume of approximately €1.87 billion under the program.

2024 Transformation Program: Focus on scalability of operations and key strategic growth areas

In 2024, SAP is further increasing its focus on key strategic growth areas, in particular business AI. It is transforming its operational setup to capture organizational synergies and AI-driven efficiencies, and to prepare the company for highly scalable future revenue growth.

To this end, as announced in January, SAP is executing a company-wide restructuring program which is anticipated to conclude in early 2025. The restructuring is intended to ensure that SAP’s skillset and resources continue to meet future business needs and is currently expected to affect 9,000 to 10,000 positions, a majority of which will be covered by voluntary leave programs and internal re-skilling measures. Reflecting re-investments into strategic growth areas, SAP still expects to exit 2024 at a headcount similar to year-end 2023.

In the second quarter, additional restructuring expenses of €0.6 billion were recorded, which mainly reflect the positive reception of the voluntary leave programs.

While restructuring expenses recorded in the first half of 2024 total €2.9 billion, the overall expenses associated with the program are now estimated to be approximately €3 billion.

Restructuring payouts in the second quarter and first half of 2024 amounted to €0.5 billion. Overall payouts associated with the program are currently expected at approximately €3 billion, of which a mid-triple-digit million amount is expected to occur in 2025.

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Quarterly Statement Q2 2024

Business Highlights

In the second quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included: Alpargatas, Auckland Council, Blue Diamond Growers, Border States, Copenhagen Airports, ExxonMobil, Navantia, PANDORA, Porsche Informatik, Powerlink Queensland, Prairie Farms Dairy, ProRail, Prysmian, Shiseido Company, Tokio Marine & Nichido Fire Insurance, VistaPrint, Warsaw City Hall, and Xerox.

BMI Group Holdings, Co-op, Fiagril, Pure Storage, UBE Corporation, and Wegmans went live on SAP S/4HANA Cloud in the second quarter.

Consolidated Hospitality Supplies, flatexDEGIRO, Fortera Corporation, La Trobe University, Stern-Wywiol Gruppe, and Trade Capital Corporation chose “GROW with SAP”, an offering helping customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Accenture, Ambipar, Arca Continental, BASF, Buderus Guss, Carl Zeiss, DACHSER, Endress+Hauser, iHerb, Lenovo, Minor Hotels, New Look, Parle Biscuits, Refresco, U.S. Sugar, Veolia Group, and Zoomlion.

Beiersdorf, E.ON, Gerdau, Hyundai Motor Company, Kia Corporation and SMA Solar Technology went live on SAP solutions.

In the second quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and robust in the Americas region. Brazil, Canada, Germany, India, Japan, and South Korea had outstanding performances in cloud revenue growth while China, the U.S., and Saudi Arabia were particularly strong.

On April 22, SAP announced AI advancements in its supply chain solutions that we anticipate will unleash a transformative wave of productivity, efficiency and precision in manufacturing. AI-driven insights from real-time data will help companies use their own data to make better decisions across supply chains, streamline product development and improve manufacturing efficiency.

On May 6, SAP announced that it had extended the contract of CEO and Member of the Executive Board Christian Klein for three years, until April 2028.

On May 8, SAP and IBM announced their vision for the next era of their collaboration, which includes new generative AI capabilities and industry-specific cloud solutions that can help clients unlock business value.

On May 13, SAP announced that Charoen Pokphand Foods Public Company Limited (“CP Foods”) had selected multiple SAP solutions to drive further growth and competitive advantage and to ensure the sustainability of its products for the future.

On May 15, SAP announced that the Annual General Meeting (AGM) of Shareholders of SAP SE elected Pekka Ala-Pietilä as new member of the company’s Supervisory Board. Subsequently, Ala-Pietilä was also elected the new Chairman of the SAP Supervisory Board, completing the handover from former Chairman of the Board, Prof. Dr. h. c. mult. Hasso Plattner. In addition, Prof. Dr. Ralf Herbrich was elected and Aicha Evans, Gerhard Oswald and Dr. Friederike Rotsch were reelected as members of the Supervisory Board. The AGM also approved all other proposals of the Executive Board and Supervisory Board with strong support. That includes the adjustment of the compensation of the Chairman of the Supervisory Board. Furthermore, the dividend proposal of €2.20 per share for fiscal year 2023 was approved.

On May 29, SAP and Amazon Web Services (AWS), an Amazon.com company, announced an expanded, strategic collaboration to transform modern cloud enterprise resource planning (ERP) experiences and help enterprises drive new capabilities and efficiencies with generative artificial intelligence (AI).

On June 5, SAP and WalkMe Ltd. (Walkme) announced that the companies had entered into a definitive agreement under which SAP will acquire 100% of WalkMe, a leader in digital adoption platforms. The Executive and Supervisory Boards of SAP SE and the board of directors of WalkMe have approved the transaction for US $14.00 per share in an all-cash transaction, representing an equity value of approximately US $1.5 billion. The offer price represents a 45% premium to WalkMe’s closing share price on June 4, 2024. The acquisition is subject to customary closing conditions, including the receipt of WalkMe shareholder approval and necessary regulatory clearances, and is expected to close in the third quarter of 2024.

On June 5, SAP announced that it was adjusting its dividend policy effective immediately. The new policy is to pay a dividend amounting to at least 40% of the group’s non-IFRS profit after tax from continuing operations (previously: at least 40% of the group’s IFRS profit after tax).

5	/27

Quarterly Statement Q2 2024

Financial Outlook 2024

SAP’s financial outlook 2024 is based on SAP’s updated non-IFRS definition of profit measures which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities, net. For more details, please refer to the Reporting Framework section on our Investor Relations website: https://www.sap.com/investors/en/reports/reporting-framework.html.

SAP continues to expect:

•	€17.0 – 17.3 billion cloud revenue at constant currencies (2023: €13.66 billion), up 24% to 27% at constant currencies.

•	€29.0 – 29.5 billion cloud and software revenue at constant currencies (2023: €26.92 billion), up 8% to 10% at constant currencies.

•	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2023: €6.51 billion), up 17% to 21% at constant currencies.

•	Free cash flow of approximately €3.5 billion (2023: €5.09 billion).

•	An effective tax rate (non-IFRS) of approximately 32% (2023: 30.3%)[2].

While SAP’s 2024 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming June 30, 2024 Rates Apply for 2024

In percentage points	Q3 2024	FY 2024
Cloud revenue growth	+0.5pp	–0.5pp
Cloud and software revenue growth	+0.5pp	–0.5pp
Operating profit growth (non-IFRS)	+0.0pp	–1.5pp

Non-Financial Outlook 2024

SAP now expects the Employee Engagement Index to be in a range of 70% to 74% in 2024 (previously: 76% to 80%).

In 2024, SAP continues to expect:

•	A Customer Net Promoter Score of 9 to 13.

•	To steadily decrease carbon emissions across the relevant value chain, in line with our target of achieving Net Zero carbon emissions by 2030.

•	To steadily increase the number of women in executive roles in line with our end of year 2027 target to achieve 25%.

Ambition 2025

SAP is updating its financial ambition 2025, reflecting the anticipated incremental benefits from the transformation program.

By 2025, SAP now expects:

•	Non-IFRS operating profit of approximately €10.2 billion (previously: approximately €10 billion).

SAP continues to expect:

•	Cloud revenue of more than €21.5 billion.

•	Total revenue of more than €37.5 billion.

•	Non-IFRS cloud gross profit of approximately €16.2 billion.

•	Free cash flow of approximately €8.0 billion (now including an anticipated mid-triple-digit million Euro restructuring payout in 2025 associated with the 2024 transformation program).

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

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Quarterly Statement Q2 2024

•	A share of more predictable revenue of approximately 86%.

The 2025 financial ambition is based on an exchange rate of 1.10 USD per EUR.

Non-Financial Ambition 2025

For 2025, SAP now aims to increase the Employee Engagement Index (previously: Steadily increasing the Employee Engagement Index).

SAP continues to aim for

•	Steadily increasing the Customer Net Promoter Score.

The 2025 non-financial ambitions are in addition to our medium-term targets of achieving Net Zero carbon emissions across the value chain by 2030 and reaching 25% women in executive roles by the end of 2027.

7	/27

Quarterly Statement Q2 2024

Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Monday, July 22nd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2023 Annual Report on Form 20-F.

© 2024 SAP SE. All rights reserved.
SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices

8	/27

Quarterly Statement Q2 2024

9	/27

Quarterly Statement Q2 2024

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024
Revenues
Cloud	3,178	3,316	3,472	3,699	13,664	3,928	4,153
% change – yoy	24	19	16	20	20	24	25
% change constant currency – yoy	22	22	23	25	23	25	25
Cloud ERP Suite	2,422	2,562	2,711	2,931	10,626	3,167	3,414
% change – yoy	35	30	26	28	29	31	33
% change constant currency – yoy	33	33	34	33	33	32	33
Software licenses	276	316	335	838	1,764	203	229
% change – yoy	–13	–26	–17	–8	–14	–26	–28
% change constant currency – yoy	–13	–24	–14	–6	–12	–25	–27
Software support	2,905	2,873	2,872	2,846	11,496	2,829	2,792
% change – yoy	–1	–3	–5	–5	–3	–3	–3
% change constant currency – yoy	–1	–1	–1	–1	–1	–1	–3
Software licenses and support	3,180	3,189	3,208	3,683	13,261	3,031	3,021
% change – yoy	–2	–6	–6	–6	–5	–5	–5
% change constant currency – yoy	–2	–4	–2	–2	–3	–4	–5
Cloud and software	6,358	6,505	6,679	7,382	26,924	6,960	7,175
% change – yoy	10	5	4	6	6	9	10
% change constant currency – yoy	8	8	9	10	9	11	10
Total revenue	7,441	7,554	7,744	8,468	31,207	8,041	8,288
% change – yoy	10	5	4	5	6	8	10
% change constant currency – yoy	9	8	9	9	9	9	10
Share of more predictable revenue (in %)	82	82	82	77	81	84	84
Profits
Operating profit (loss) (IFRS)	803	1,371	1,723	1,902	5,799	–787	1,222
Operating profit (loss) (non-IFRS)	1,321	1,457	1,767	1,969	6,514	1,533	1,940
% change	–15	14	7	1	1	16	33
% change constant currency	–15	19	13	5	5	19	35
Profit (loss) after tax (IFRS)	403	724	1,272	1,201	3,600	–824	918
Profit (loss) after tax (non-IFRS)	868	799	1,352	1,302	4,321	944	1,278
% change	–20	–9	13	–10	–6	9	60
Margins
Cloud gross margin (IFRS, in %)	70.5	71.1	72.7	71.9	71.6	72.2	73.0
Cloud gross margin (non-IFRS, in %)	70.8	71.4	73.0	72.2	71.9	72.5	73.3
Software license and support gross margin (IFRS, in %)	88.6	89.8	90.0	89.8	89.6	89.2	89.7
Software license and support gross margin (non-IFRS, in %)	88.9	90.2	90.1	89.8	89.8	89.2	89.7
Cloud and software gross margin (IFRS, in %)	79.5	80.3	81.0	80.8	80.4	79.6	80.0
Cloud and software gross margin (non-IFRS, in %)	79.9	80.6	81.2	81.0	80.7	79.8	80.2
Gross margin (IFRS, in %)	71.0	71.6	72.8	73.3	72.2	71.7	72.6
Gross margin (non-IFRS, in %)	71.3	71.9	73.0	73.4	72.4	71.8	72.7
Operating margin (IFRS, in %)	10.8	18.2	22.2	22.5	18.6	–9.8	14.7

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Quarterly Statement Q2 2024

€ millions, unless otherwise stated	Q1 2023	Q2 2023	Q3 2023	Q4 2023	TY 2023	Q1 2024	Q2 2024
Operating margin (non-IFRS, in %)	17.8	19.3	22.8	23.3	20.9	19.1	23.4
Key Profit Ratios
Effective tax rate (IFRS, in %)	40.5	33.8	27.8	33.6	32.6	16.0	33.8
Effective tax rate (non-IFRS, in %)	29.1	33.0	27.1	32.5	30.3	32.4	33.6

Earnings per share, basic (IFRS, in €) from continuing operations	0.35	0.62	1.09	1.05	3.11	–0.71	0.76
Earnings per share, basic (non-IFRS, in €) from continuing operations	0.75	0.69	1.16	1.12	3.72	0.81	1.10
Earnings per share, basic (IFRS, in €)[1]	0.41	2.70	1.09	1.05	5.26	–0.71	0.76
Earnings per share, basic (non-IFRS, in €)[1]	0.83	2.40	1.16	1.12	5.51	0.81	1.10
Order Entry and current cloud backlog
Current cloud backlog	11,148	11,537	12,269	13,745	13,745	14,179	14,808
% change – yoy	25	21	19	25	25	27	28
% change constant currency – yoy	25	25	25	27	27	28	28
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	45	46	49	62	55	52	52
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	26	25	21	14	19	21	20
Liquidity and Cash Flow
Net cash flows from operating activities	2,311	848	1,124	1,926	6,210	2,757	1,540
Purchase of intangible assets and property, plant, and equipment	–257	–156	–182	–190	–785	–187	–178
Payments of lease liabilities	–99	–89	–78	–66	–332	–78	–70
Free cash flow	1,955	604	865	1,670	5,093	2,492	1,291
% of total revenue	26	8	11	20	16	31	16
% of profit after tax (IFRS)	485	83	68	139	141	N/A	141
Cash and cash equivalents	8,766	14,142	9,378	8,124	8,124	9,295	7,870
Group liquidity	9,700	14,326	12,122	11,275	11,275	13,411	11,449
Financial debt (–)	–10,751	–10,146	–8,445	–7,755	–7,755	–7,770	–7,776
Net liquidity (+) / Net debt(–)	–1,050	4,180	3,677	3,521	3,521	5,641	3,674
Non-Financials
Number of employees (quarter end)[2]	105,132	105,328	106,495	107,602	107,602	108,133	105,315
Employee retention (in %, rolling 12 months)	93.8	95.1	96.0	96.4	96.4	96.6	96.6
Women in management (in %, quarter end)	29.4	29.5	29.5	29.7	29.7	29.8	29.9
Women in executive roles (in %, quarter end)	21.8	21.9	22.1	22.2	22.2	21.7	21.9
Gross greenhouse gas emissions (scope 1, 2, 3 / market-based)[3] (in million tons CO2 equivalents)					6.9	1.8	1.8

1 From continuing and discontinued operations.

2 In full-time equivalents.

3 Our gross greenhouse gas emissions (GHG) – which cover scope 1, scope 2, and scope 3 (market based) – include the total lifecycle emissions resulting from the use of our on-premise software. A projection over the next 12 months amounts to 5.9 million tons CO2e. The calculation of use of sold products emissions is based on the number of active maintenance contracts at quarter end. Therefore, the emissions for individual quarters will not add up to the total sum of GHG emissions at year end.

11	/27

Quarterly Statement Q2 2024

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2024	Q2 2023	∆ in %
Cloud	4,153	3,316	25
Software licenses	229	316	–28
Software support	2,792	2,873	–3
Software licenses and support	3,021	3,189	–5
Cloud and software	7,175	6,505	10
Services	1,114	1,050	6
Total revenue	8,288	7,554	10

Cost of cloud	–1,123	–959	17
Cost of software licenses and support	–311	–324	–4
Cost of cloud and software	–1,434	–1,282	12
Cost of services	–837	–863	–3
Total cost of revenue	–2,272	–2,145	6
Gross profit	6,017	5,409	11
Research and development	–1,605	–1,565	3
Sales and marketing	–2,217	–2,165	2
General and administration	–336	–322	4
Restructuring	–631	3	N/A
Other operating income/expense, net	–5	11	N/A
Total operating expenses	–7,067	–6,183	14
Operating profit (loss)	1,222	1,371	–11

Other non-operating income/expense, net	–5	–102	–95
Finance income	412	187	>100
Finance costs	–242	–363	–33
Financial income, net	170	–175	N/A
Profit (loss) before tax from continuing operations	1,387	1,093	27

Income tax expense	–469	–369	27
Profit (loss) after tax from continuing operations	918	724	27
Attributable to owners of parent	888	728	22
Attributable to non-controlling interests	30	–4	N/A
Profit (loss) after tax from discontinued operations	0	2,257	N/A
Profit (loss) after tax[2]	918	2,982	–69
Attributable to owners of parent[2]	888	3,161	–72
Attributable to non-controlling interests[2]	30	–179	N/A

Earnings per share, basic (in €)[1] from continuing operations	0.76	0.62	22
Earnings per share, basic (in €)[1,2]	0.76	2.70	–72
Earnings per share, diluted (in €)[1] from continuing operations	0.75	0.62	22
Earnings per share, diluted (in €)[1,2]	0.75	2.68	–72

1 For the three months ended June 30, 2024 and 2023, the weighted average number of shares was 1,166 million (diluted 1,178 million) and 1,169 million
(diluted: 1,180 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations

12	/27

Quarterly Statement Q2 2024

(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2024	Q1–Q2 2023	∆ in %
Cloud	8,082	6,493	24
Software licenses	432	591	–27
Software support	5,621	5,778	–3
Software licenses and support	6,053	6,369	–5
Cloud and software	14,134	12,863	10
Services	2,195	2,132	3
Total revenue	16,329	14,995	9

Cost of cloud	–2,214	–1,897	17
Cost of software licenses and support	–637	–687	–7
Cost of cloud and software	–2,851	–2,584	10
Cost of services	–1,699	–1,718	–1
Total cost of revenue	–4,550	–4,301	6
Gross profit	11,778	10,693	10
Research and development	–3,270	–3,138	4
Sales and marketing	–4,496	–4,457	1
General and administration	–696	–670	4
Restructuring	–2,873	–257	>100
Other operating income/expense, net	–9	3	N/A
Total operating expenses	–15,894	–12,820	24
Operating profit (loss)	434	2,174	–80

Other non-operating income/expense, net	–153	–116	32
Finance income	611	369	65
Finance costs	–486	–656	–26
Financial income, net	125	–287	N/A
Profit (loss) before tax from continuing operations	407	1,771	–77

Income tax expense	–313	–643	–51
Profit (loss) after tax from continuing operations	94	1,128	–92
Attributable to owners of parent	60	1,135	–95
Attributable to non-controlling interests	34	–7	N/A
Profit (loss) after tax from discontinued operations	0	2,363	N/A
Profit (loss) after tax[2]	94	3,491	–97
Attributable to owners of parent[2]	60	3,640	–98
Attributable to non-controlling interests[2]	34	–149	N/A

Earnings per share, basic (in €)[1] from continuing operations	0.05	0.97	–95
Earnings per share, basic (in €)[1,2]	0.05	3.12	–98
Earnings per share, diluted (in €)[1] from continuing operations	0.05	0.97	–95
Earnings per share, diluted (in €)[1,2]	0.05	3.09	–98

1 For the six months ended June 30, 2024 and 2023, the weighted average number of shares was 1,167 million (diluted: 1,178 million) and 1,168 million (diluted: 1,176 million), respectively (treasury stock excluded).
2 From continuing and discontinued operations

13	/27

Quarterly Statement Q2 2024

(B)       Consolidated Statements of Financial Position

as at 06/30/2024 and 12/31/2023
€ millions	2024	2023
Cash and cash equivalents	7,870	8,124
Other financial assets	3,808	3,344
Trade and other receivables	6,148	6,322
Other non-financial assets	2,531	2,374
Tax assets	539	407
Total current assets	20,896	20,571
Goodwill	29,777	29,088
Intangible assets	2,365	2,505
Property, plant, and equipment	4,255	4,276
Other financial assets	6,109	5,543
Trade and other receivables	121	203
Other non-financial assets	3,515	3,573
Tax assets	346	382
Deferred tax assets	2,993	2,193
Total non-current assets	49,482	47,763
Total assets	70,378	68,335

€ millions	2024	2023
Trade and other payables	1,875	1,783
Tax liabilities	439	266
Financial liabilities	2,271	1,735
Other non-financial liabilities	4,002	5,648
Provisions	2,341	235
Contract liabilities	7,734	4,975
Total current liabilities	18,662	14,642
Trade and other payables	20	39
Tax liabilities	818	877
Financial liabilities	7,321	7,941
Other non-financial liabilities	850	698
Provisions	444	433
Deferred tax liabilities	267	265
Contract liabilities	55	33
Total non-current liabilities	9,774	10,286
Total liabilities	28,436	24,928
Issued capital	1,229	1,229
Share premium	2,263	1,845
Retained earnings	39,953	42,457
Other components of equity	3,519	2,368
Treasury shares	–5,311	–4,741
Equity attributable to owners of parent	41,652	43,157

Non-controlling interests	289	249
Total equity	41,942	43,406
Total equity and liabilities	70,378	68,335

14	/27

Quarterly Statement Q2 2024

(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2024	Q1–Q2 2023
Profit (loss) after tax	94	3,890
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	0	–2,763
Depreciation and amortization	626	714
Share-based payment expense	1,280	1,167
Income tax expense	313	643
Financial income, net	–125	287
Decrease/increase in allowances on trade receivables	–23	5
Other adjustments for non-cash items	110	76
Increase/decrease in trade and other receivables	372	396
Decrease/increase in other assets	–17	–600
Increase/decrease in trade payables, provisions, and other liabilities	876	–896
Increase/decrease in contract liabilities	2,718	2,109
Share-based payments	–778	–697
Interest paid	–378	–244
Interest received	287	197
Income taxes paid, net of refunds	–1,057	–1,127
Net cash flows from operating activities – continuing operations	4,297	3,160
Net cash flows from operating activities – discontinued operations	0	80
Net cash flows from operating activities	4,297	3,240
Business combinations, net of cash and cash equivalents acquired	–19	0
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	0	–91
Purchase of intangible assets and property, plant, and equipment	–365	–413
Proceeds from sales of intangible assets and property, plant, and equipment	55	43
Purchase of equity or debt instruments of other entities	–7,987	–220
Proceeds from sales of equity or debt instruments of other entities	7,370	722
Net cash flows from investing activities – continuing operations	–947	41
Net cash flows from investing activities – discontinued operations	0	6,323
Net cash flows from investing activities	–947	6,364
Dividends paid	–2,565	–2,395
Dividends paid on non-controlling interests	–6	–18
Purchase of treasury shares	–975	0
Proceeds from borrowings	1	0
Repayments of borrowings	–14	–1,724
Payments of lease liabilities	–148	–188
Transactions with non-controlling interests	0	43
Net cash flows from financing activities – continuing operations	–3,708	–4,283
Net cash flows from financing activities – discontinued operations	0	24
Net cash flows from financing activities	–3,708	–4,259
Effect of foreign currency rates on cash and cash equivalents	104	–212
Net decrease/increase in cash and cash equivalents	–254	5,134
Cash and cash equivalents at the beginning of the period	8,124	9,008
Cash and cash equivalents at the end of the period	7,870	14,142

15	/27

Quarterly Statement Q2 2024

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q2 2024			Q2 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	4,153	–1	4,153	3,316	25	25
Software licenses	229	1	230	316	–28	–27
Software support	2,792	7	2,799	2,873	–3	–3
Software licenses and support	3,021	8	3,029	3,189	–5	–5
Cloud and software	7,175	7	7,182	6,505	10	10
Services	1,114	–2	1,111	1,050	6	6
Total revenue	8,288	5	8,293	7,554	10	10

16	/27

Quarterly Statement Q2 2024

(E.2)       Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q2 2024					Q2 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,123	13	–1,110			–959	11	–947	17	17
Cost of software licenses and support	–311	0	–311			–324	11	–313	–4	–1
Cost of cloud and software	–1,434	13	–1,422			–1,282	22	–1,260	12	13
Cost of services	–837	0	–837			–863	0	–862	–3	–3
Total cost of revenue	–2,272	13	–2,259			–2,145	22	–2,122	6	6
Gross profit	6,017	13	6,029	16	6,046	5,409	22	5,432	11	11	11
Research and development	–1,605	1	–1,604			–1,565	2	–1,562	3	3
Sales and marketing	–2,217	65	–2,153			–2,165	64	–2,102	2	2
General and administration	–336	8	–328			–322	0	–321	4	2
Restructuring	–631	631	0			3	–3	0	N/A	N/A
Other operating income/expense, net	–5	0	–5			11	0	11	N/A	N/A
Total operating expenses	–7,067	718	–6,348	18	–6,331	–6,183	86	–6,097	14	4	4

(E.3)       Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q2 2024					Q2 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	1,222	718	1,940	23	1,963	1,371	86	1,457	–11	33	35
Other non-operating income/expense, net	–5	0	–5			–102	0	–102	–95	–95
Finance income	412	–250	162			187	–81	106	>100	52
Finance costs	–242	70	–171			–363	93	–270	–33	–36
Financial income, net	170	–179	–9			–175	12	–163	N/A	–94
Profit (loss) before tax from continuing operations	1,387	539	1,926			1,093	98	1,192	27	62
Income tax expense	–469	–178	–647			–369	–24	–393	27	65
Profit (loss) after tax from continuing operations	918	361	1,278			724	75	799	27	60
Attributable to owners of parent	888	395	1,283			728	80	808	22	59
Attributable to non-controlling interests	30	–34	–4			–4	–5	–9	N/A	–55
Profit (loss) after tax[1]	918	361	1,278			2,982	–545	2,437	–69	–48
Attributable to owners of parent[1]	888	395	1,283			3,161	–354	2,807	–72	–54
Attributable to non-controlling interests[1]	30	–34	–4			–179	–191	–370	N/A	–99

Key Ratios
Operating margin (in %)	14.7		23.4		23.7	18.2		19.3	–3.4pp	4.1pp	4.4pp
Effective tax rate (in %)[2]	33.8		33.6			33.8		33.0	0.1pp	0.7pp
Earnings per share, basic (in €) from continuing operations	0.76		1.10			0.62		0.69	22	59
Earnings per share, basic (in €)[1]	0.76		1.10			2.70		2.40	–72	–54

1 From continuing and discontinued operations
2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2024 mainly resulted from tax effects of restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2023 mainly resulted from tax effects of acquisition-related charges.

17	/27

Quarterly Statement Q2 2024

(E.4)       Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2024			Q1–Q2 2023	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	8,082	49	8,131	6,493	24	25
Software licenses	432	5	436	591	–27	–26
Software support	5,621	40	5,661	5,778	–3	–2
Software licenses and support	6,053	44	6,097	6,369	–5	–4
Cloud and software	14,134	93	14,228	12,863	10	11
Services	2,195	8	2,202	2,132	3	3
Total revenue	16,329	101	16,430	14,995	9	10

(E.5)       Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2024					Q1–Q2 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–2,214	25	–2,190			–1,897	21	–1,876	17	17
Cost of software licenses and support	–637	0	–637			–687	22	–665	–7	–4
Cost of cloud and software	–2,851	25	–2,827			–2,584	43	–2,541	10	11
Cost of services	–1,699	0	–1,699			–1,718	0	–1,717	–1	–1
Total cost of revenue	–4,550	25	–4,526			–4,301	44	–4,258	6	6
Gross profit	11,778	25	11,803	97	11,900	10,693	44	10,737	10	10	11
Research and development	–3,270	3	–3,267			–3,138	4	–3,134	4	4
Sales and marketing	–4,496	129	–4,366			–4,457	299	–4,158	1	5
General and administration	–696	9	–687			–670	1	–669	4	3
Restructuring	–2,873	2,873	0			–257	257	0	>100	N/A
Other operating income/expense, net	–9	0	–9			3	0	3	N/A	N/A
Total operating expenses	–15,894	3,039	–12,855	–34	–12,890	–12,820	604	–12,216	24	5	6

18	/27

Quarterly Statement Q2 2024

(E.6)       Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2024					Q1–Q2 2023			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	434	3,039	3,473	67	3,540	2,174	604	2,779	–80	25	27
Other non-operating income/expense, net	–153	0	–153			–116	0	–116	32	32
Finance income	611	–282	328			369	–185	184	65	79
Finance costs	–486	159	–327			–656	226	–430	–26	–24
Financial income, net	125	–123	2			–287	41	–247	N/A	N/A
Profit (loss) before tax from continuing operations	407	2,916	3,322			1,771	645	2,416	–77	37
Income tax expense	–313	–787	–1,100			–643	–106	–749	–51	47
Profit (loss) after tax from continuing operations	94	2,129	2,223			1,128	539	1,667	–92	33
Attributable to owners of parent	60	2,163	2,222			1,135	543	1,678	–95	32
Attributable to non-controlling interests	34	–34	0			–7	–4	–11	N/A	N/A
Profit (loss) after tax[1]	94	2,129	2,223			3,491	–43	3,448	–97	–36
Attributable to owners of parent[1]	60	2,163	2,222			3,640	136	3,776	–98	–41
Attributable to non-controlling interests[1]	34	–34	0			–149	–179	–327	N/A	N/A

Key Ratios
Operating margin (in %)	2.7		21.3		21.5	14.5		18.5	–11.8pp	2.7pp	3.0pp
Effective tax rate (in %)[2]	76.9		33.1			36.3		31.0	40.6pp	2.1pp
Earnings per share, basic (in €) from continuing operations	0.05		1.91			0.97		1.44	–95	33
Earnings per share, basic (in €)[1]	0.05		1.91			3.12		3.23	–98	–41

1 From continuing and discontinued operations
2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2024 and 2023 mainly resulted from restructuring expenses.

19	/27

Quarterly Statement Q2 2024

(E.7)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1-Q2 2024	Q1-Q2 2023
Net cash flows from operating activities – continuing operations	4,297	3,160
Purchase of intangible assets and property, plant, and equipment	–365	–413
Payments of lease liabilities	–148	–188
Free cash flow	3,784	2,559

Net cash flows from investing activities – continuing operations	–947	41
Net cash flows from financing activities – continuing operations	–3,708	–4,283

20	/27

Quarterly Statement Q2 2024

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2024	Q2 2024	Q1–Q2 2024	Q2 2023	Q1–Q2 2023
Profit (loss) before tax from continuing operations (IFRS)		1,387	407	1,093	1,771
Adjustment for acquisition-related charges	280–360	87	166	89	177
Adjustment for restructuring	approximately €3 B	631	2,873	–3	257
Adjustment for regulatory compliance matter expenses	0	0	0	0	170
Adjustment for gains and losses from equity securities, net	N/A1	–179	–123	12	41
Profit (loss) before tax from continuing operations (non-IFRS)		1,926	3,322	1,192	2,416

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	Q2 2024					Q2 2023
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS
Cost of cloud	–1,123	13	0	0	–1,110	–959	11	0	0	–947
Cost of software licenses and support	–311	0	0	0	–311	–324	11	0	0	–313
Cost of services	–837	0	0	0	–837	–863	0	0	0	–862
Research and development	–1,605	1	0	0	–1,604	–1,565	2	0	0	–1,562
Sales and marketing	–2,217	65	0	0	–2,153	–2,165	64	0	0	–2,102
General and administration	–336	8	0	0	–328	–322	0	0	0	–321
Restructuring	–631	0	631	0	0	3	0	–3	0	0
Other operating income/expense, net	–5	0	0	0	–5	11	0	0	0	11
Total operating expenses	–7,067	87	631	0	–6,348	–6,183	89	–3	0	–6,097

1 Regulatory Compliance Matters

€ millions	Q1–Q2 2024					Q1–Q2 2023
	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS	IFRS	Acquisition- Related	Restruc- turing	RCM[1]	Non-IFRS
Cost of cloud	–2,214	25	0	0	–2,190	–1,897	21	0	0	–1,876
Cost of software licenses and support	–637	0	0	0	–637	–687	22	0	0	–665
Cost of services	–1,699	0	0	0	–1,699	–1,718	0	0	0	–1,717
Research and development	–3,270	3	0	0	–3,267	–3,138	4	0	0	–3,134
Sales and marketing	–4,496	129	0	0	–4,366	–4,457	129	0	170	–4,158
General and administration	–696	9	0	0	–687	–670	1	0	0	–669
Restructuring	–2,873	0	2,873	0	0	–257	0	257	0	0
Other operating income/expense, net	–9	0	0	0	–9	3	0	0	0	3
Total operating expenses	–15,894	166	2,873	0	–12,855	–12,820	177	257	170	–12,216

1 Regulatory Compliance Matters

21	/27

Quarterly Statement Q2 2024

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2024	Q1–Q2 2024	Q2 2023	Q1–Q2 2023
Cost of cloud	–28	–95	–1	–6
Cost of software licenses and support	–24	–80	0	–11
Cost of services	–107	–533	1	–34
Research and development	–144	–1,100	–3	–40
Sales and marketing	–284	–906	9	–150
General and administration	–43	–160	–3	–16
Restructuring expenses	–631	–2,873	3	–257

22	/27

Quarterly Statement Q2 2024

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Segment Changes

In the first quarter of 2024, the non-reportable Business Network segment was dissolved and integrated into the Applications, Technology & Services segment.

Driven by SAP’s continuous transformation into a holistically steered cloud company by a cohesive product portfolio and commercialization of product bundles (such as RISE with SAP and GROW with SAP) as well as resulting changes in Executive Board responsibility in the second quarter of 2024 it was concluded that SAP’s Chief Operating Decision Maker (CODM) steers SAP on a consolidated basis. Consequently, with effect from the second quarter of 2024, SAP has a single operating segment.

For more information about SAP’s operating performance, see the Reconciliation from Non-IFRS Numbers to IFRS Numbers section.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2024.

23	/27

Quarterly Statement Q2 2024

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2024			Q2 2023	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	1,673	–9	1,664	1,267	32	31
Americas	1,914	–14	1,901	1,622	18	17
APJ	566	22	588	427	33	38
Cloud revenue	4,153	–1	4,153	3,316	25	25
Cloud and Software Revenue by Region
EMEA	3,215	–13	3,202	2,878	12	11
Americas	2,912	–21	2,891	2,646	10	9
APJ	1,047	42	1,090	980	7	11
Cloud and software revenue	7,175	7	7,182	6,505	10	10
Total Revenue by Region
Germany	1,283	0	1,282	1,146	12	12
Rest of EMEA	2,444	–16	2,428	2,200	11	10
Total EMEA	3,727	–16	3,711	3,346	11	11
United States	2,701	–30	2,672	2,477	9	8
Rest of Americas	690	3	693	628	10	10
Total Americas	3,392	–27	3,365	3,105	9	8
Japan	337	37	374	313	7	19
Rest of APJ	833	11	844	790	5	7
Total APJ	1,170	48	1,217	1,103	6	10
Total revenue	8,288	5	8,293	7,554	10	10

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Quarterly Statement Q2 2024

(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q2 2024			Q1–Q2 2023	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	3,230	–12	3,219	2,458	31	31
Americas	3,761	5	3,766	3,194	18	18
APJ	1,090	56	1,146	841	30	36
Cloud revenue	8,082	49	8,131	6,493	24	25
Cloud and Software Revenue by Region
EMEA	6,325	–18	6,306	5,660	12	11
Americas	5,776	5	5,781	5,283	9	9
APJ	2,034	107	2,140	1,919	6	12
Cloud and software revenue	14,134	93	14,228	12,863	10	11
Total Revenue by Region
Germany	2,520	0	2,520	2,283	10	10
Rest of EMEA	4,804	–23	4,781	4,338	11	10
Total EMEA	7,323	–23	7,301	6,621	11	10
United States	5,369	1	5,370	4,974	8	8
Rest of Americas	1,359	3	1,362	1,233	10	10
Total Americas	6,728	4	6,732	6,207	8	8
Japan	662	78	740	616	7	20
Rest of APJ	1,615	42	1,658	1,550	4	7
Total APJ	2,277	120	2,397	2,166	5	11
Total revenue	16,329	101	16,430	14,995	9	10

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Quarterly Statement Q2 2024

(J)	Employees by Region and Functional Areas

Full-time equivalents	06/30/2024				06/30/2023
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,434	4,148	4,448	13,029	4,010	4,083	4,000	12,093
Services	8,292	4,618	5,410	18,320	7,993	5,000	5,476	18,469
Research and development	18,073	5,441	12,331	35,844	17,910	5,872	12,318	36,100
Sales and marketing	12,053	9,438	5,112	26,603	11,778	10,121	5,303	27,202
General and administration	3,640	1,723	1,291	6,653	3,475	1,765	1,281	6,521
Infrastructure	2,845	1,129	890	4,865	2,800	1,284	859	4,943
SAP Group (06/30)	49,337	26,496	29,482	105,315	47,966	28,125	29,237	105,328
Thereof acquisitions[1]	0	0	0	0	0	0	0	0
SAP Group (six months' end average)	49,414	27,689	29,745	106,848	47,917	28,127	29,337	105,380

1 Acquisitions closed between January 1 and June 30 of the respective year.

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Quarterly Statement Q2 2024

Other Disclosures

(K)	Share-Based Payment

SAP’s share-based payment expenses included in our non-IFRS operating expenses break down as follows:

€ millions	Q2 2024	Q1–Q2 2024	Q2 2023	Q1–Q2 2023
Cost of cloud	–34	–73	–27	–47
Cost of software licenses and support	–11	–22	–11	–20
Cost of services	–89	–192	–107	–198
Research and development	–191	–403	–202	–371
Sales and marketing	–218	–476	–232	–435
General and administration	–48	–114	–36	–96
Share-based payment expenses	–592	–1,280	–614	–1,167

Additionally in the second quarter of 2024, SAP recognized €107 million (Q2/2023: €0 million), and in the first half of 2024 €189 million (HY1/2023: €0 million), of accelerated share-based payment expenses triggered by the transformation program. These share-based payment expenses are classified as restructuring expenses in SAP’s consolidated income statements.
Associated share-based payments are classified as a decrease in provisions and other liabilities in SAP’s consolidated statements of cash flows. The payment amount in the first half of 2024 was immaterial.

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